CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                  May 23, 2019

VIA EDGAR CORRESPONDENCE
------------------------

Elena Stojic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


        Re:           First Trust Exchange-Traded Fund II
                        File Nos. 333-143964; 811-21944
               --------------------------------------------------

Dear Ms.Stojic:

      This letter responds to your comments, provided by telephone on April 25, 2019, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the staff of the Securities and Exchange Commission (the "Staff") on March 13, 2019 (the "Registration Statement"). The Registration Statement relates to the First Trust Indxx NextG ETF (formerly First Trust Nasdaq Smartphone Index Fund) (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - GENERAL

      Please file the response letter to the Staff's comments at least five days prior to the effective date of the Registration Statement in order to give the Staff enough time to adequately review the Fund's responses.

RESPONSE TO COMMENT 1

      Pursuant to the Staff's request, the Fund confirms it has filed this response letter at least five days prior to effectiveness of the Registration Statement.

COMMENT 2 - GENERAL

      Please ensure that the ticker symbol and new Fund name are updated on EDGAR.

RESPONSE TO COMMENT 2

      Pursuant to the Staff's request, the Fund confirms that the ticker symbol and Fund name will be updated on EDGAR upon effectiveness of the Registration Statement.

COMMENT 3 - FEES AND EXPENSES OF THE FUND

      The Staff notes that certain service providers, including the transfer agent and custodian, are engaged by the Fund and/or the Trust. However, the Fund pays a unitary fee to the investment advisor to cover these services. Please explain in correspondence whether the Fund could be held liable for these expenses in the event of a default of the investment adviser. If so, please explain the accounting for those services.

RESPONSE TO COMMENT 3

      The Trust, on behalf of the Fund, pays the compensation of the Fund's service providers by way of payment of a unitary fee to the Fund's Advisor. The Advisor, on behalf of the Fund, pays the Fund's ordinary operating expenses, including amounts due to the Fund's service providers (such as the administrator, custodian and auditor). In essence, the Advisor facilitates payment of the Fund's ordinary operating expenses, while the Fund accrues and bears those expenses in an amount equal to the unitary fee. The Advisor would only directly bear the Fund's ordinary operating expenses if the assets of the Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Fund's ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an advisor agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

COMMENT 4 - FEES AND EXPENSES OF THE FUND

      Please include a footnote to the "Annual Fund Operating Expenses" table explaining that the management fee is a unitary fee and that Fund other expenses are paid by the investment advisor under the management fee. Please also describe the expenses that are not covered by the unitary management fee.

RESPONSE TO COMMENT 4

      The Fund respectfully declines to revise the referenced disclosure. Other funds advised by First Trust have previously included footnotes similar to the one requested by the Staff in this comment and the Staff requested that those funds delete the footnote for not being compliant with the requirements of Form N-1A.

COMMENT 5 - FEES AND EXPENSES OF THE FUND

      The Staff notes that the compensation paid to the Independent Trustees is paid out of the proceeds from the unitary management fee collected by the investment advisor. As trustee fees are required to be paid by a fund, independent of the investment advisor, please explain in correspondence why the Independent Trustee fees are not accrued and/or paid by the Fund.

RESPONSE TO COMMENT 5

      The Trust, on behalf of the Fund, pays the compensation of the independent Trustees by way of payment of a unitary fee to the Fund's Advisor. The Advisor, on behalf of the Fund, pays the Fund's ordinary operating expenses, including the compensation of the Trustees. In essence, the Advisor facilitates payment of the Fund's ordinary operating expenses, while the Fund accrues and bears those expenses in an amount equal to the unitary fee. The Advisor would only directly bear the Fund's ordinary operating expenses if the assets of the Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Fund's ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an advisor agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

COMMENT 6 - EXAMPLE

      Please consider revising the narrative disclosure to clarify that the costs to a shareholder of investing in the Fund would be the same whether the shareholder redeems before, or holds its shares for the entirety of, the listed periods.

RESPONSE TO COMMENT 6

      The Fund respectfully declines to revise the disclosure as it believes its current disclosure is compliant with the requirements of Form N-1A.

COMMENT 7 - PORTFOLIO TURNOVER

      Please disclose the portfolio turnover the Fund expects to experience as a result of the Index change. If turnover is expected to be significant, please disclose in the prospectus and statement of additional information as appropriate.

RESPONSE TO COMMENT 7

      Pursuant to the Staff's request, the following disclosure has been added as the last sentence of the section in both the prospectus and statement of additional information entitled "Portfolio Turnover":

            On May 29, 2019, the Fund began tracking a different index. This change may cause the Fund to experience an abnormally high level of portfolio turnover for the current fiscal period.

COMMENT 8 - GENERAL

      The Staff notes that the information included pursuant to the requirements of Item 4 of Form N-1A is intended to be a summary of the information included pursuant to the requirements of Item 9 of Form N-1A. Please consider revising the disclosure accordingly.

RESPONSE TO COMMENT 8

      The Fund respectfully declines to revise the disclosure as it believes its current disclosure is compliant with the requirements of Form N-1A.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the disclosure to include an explanation of "free float" in plain English.

RESPONSE TO COMMENT 9

      Pursuant to the Staff's request, the referenced disclosure has been revised as follows:

            To be eligible for inclusion in the Index, a security must have: ... (iv) at least 10% its outstanding shares publicly available for trading.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      Please confirm whether a company is required to derive a certain portion of its revenues or profits from one of the identified sub-themes to be eligible for inclusion in the Index.

RESPONSE TO COMMENT 10

      Pursuant to the Staff's request, the Fund confirms that companies are not required to derive a certain portion of its revenues or profits from one of the identified sub-themes to be eligible for inclusion in the Index.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      Please confirm that the final sentence of the section entitled "Principal Investment Strategies" will be revised to disclose whether the Fund has significant exposure to any industry or group of industries. Please include corresponding risk disclosure as well.

RESPONSE TO COMMENT 11

      Pursuant to the Staff's request, the Fund confirms that the final sentence of the section entitled "Principal Investment Strategies" will be revised to disclose whether the Fund has significant exposure to any industry or group of industries and that corresponding risk disclosure will be included.

COMMENT 12 - PRINCIPAL RISKS

      Please consider re-ordering the principal risks in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Director, Division of Investment Management, Dalia Blass at the ICI Securities Law Developments Conference on October 25, 2018.

RESPONSE TO COMMENT 12

      The Fund has considered the Commission's request and determined that the risks as presented are appropriate for investor comprehension. In addition, the following disclosure has been added to the lead-in paragraph to each set of risk factors in the prospectus:

            The order of the below risk factors does not indicate the significance of any particular risk factor.

COMMENT 13 - PRINCIPAL RISKS

      Please confirm that the removal of "Asia Risk" is appropriate. If the Fund does still have significant exposure to Asia, please consider whether the Fund should include risk disclosure regarding trade disputes affecting certain countries within Asia.

RESPONSE TO COMMENT 13

      The prospectus has been revised to include Asia Risk as a principal risk, including language regarding trade disputes affecting certain countries within Asia.

COMMENT 14 - PRINCIPAL RISKS

      Please consider adding "REIT Risk," given that the Index may contains
REITs.

RESPONSE TO COMMENT 14

      Pursuant to the Staff's request, "REIT Risk" has been included in the section entitled "Principal Risks."

COMMENT 15 - PRINCIPAL RISKS

      Please revise "Concentration Risk" to remove the reference to securities of issuers within the same country, state or region.

RESPONSE TO COMMENT 15

      In accordance with the Staff's comment, the prospectus has been revised to rename this risk "Significant Exposure Risk."

COMMENT 16 - PRINCIPAL RISKS

      Please consider deleting the following disclosure from "Index Provider Risk":

            The Index Provider does not provide any representation or warranty in relation to the quality, accuracy or completeness of data in the Index, and it does not guarantee that the Index will be calculated in accordance with its stated methodology.

RESPONSE TO COMMENT 16

      The Fund respectfully declines to revise the disclosure as it believes that this is material information of which shareholders should be made aware.

COMMENT 17 - PRINCIPAL RISKS

      Please consider adding a large capitalization companies risk.

RESPONSE TO COMMENT 17

      The Fund respectfully declines to revise the disclosure as it believes that, in and of itself, a company having a large capitalization does not pose a specific, principal risk to the Fund.

COMMENT 18 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Please consider revising the disclosure set forth in the section entitled "Additional Risks of Investing in the Fund" so that the disclosure expands upon, rather than repeats, the disclosure set forth in the section entitled "Principal Risks."

RESPONSE TO COMMENT 18

      The Fund respectfully declines to revise the disclosure as it believes its current disclosure is compliant with the requirements of Form N-1A.

COMMENT 19 - MANAGEMENT FEE

      For the sake of clarity, please revise the sentence set forth below so that Fund expenses that are covered by the unitary management fee are disclosed in a separate sentence from those expenses that are not covered by the unitary management fee.

            First Trust is paid an annual unitary management fee equal to 0.70% of the Fund's average daily net assets and is responsible for the expenses of the Fund including the cost of transfer agency, custody, fund administration, legal, audit and other services, and excluding fee payments under the Investment Management Agreement, interest, taxes, acquired fund fees and expenses (if any), brokerage commissions and other expenses connected with the execution of portfolio transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses.

RESPONSE TO COMMENT 19

      Pursuant to the Staff's request, the referenced disclosure has been revised as follows:

            First Trust is paid an annual unitary management fee equal to 0.70% of the Fund's average daily net assets and is responsible for the expenses of the Fund including the cost of transfer agency, custody, fund administration, legal, audit and other services. The annual unitary management fee does not cover fee payments under the Investment Management Agreement, interest, taxes, acquired fund fees and expenses (if any), brokerage commissions and other expenses connected with the execution of portfolio transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses.

COMMENT 20 - SHARE TRADING PRICES

      Please consider revising the disclosure to specify what is and is not included in the Fund's calculation of its IOPV.

RESPONSE TO COMMENT 20

      The Fund respectfully declines to revise the disclosure as it believes its current disclosure, which for the Staff's convenience is reproduced below, is compliant with the requirements of Form N-1A.

            The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and includes any expenses of the Fund.

COMMENT 21 - DIVIDENDS, DISTRIBUTIONS AND TAXES

      Please remove the brackets around "quarterly" in the first sentence of the section entitled "Dividends, Distributions and Taxes."

RESPONSE TO COMMENT 21

      Pursuant to the Staff's request, the disclosure has been revised accordingly.

COMMENT 22 - DISTRIBUTION PLAN

      Please complete the sentence set forth below:

            The Fund does not currently pay 12b-1 fees, and pursuant to a contractual arrangement, the Fund will not pay 12b-1 fees any time before ___________.

RESPONSE TO COMMENT 22

      Pursuant to the Staff's request, the disclosure will be revised in a subsequent amendment to the Registration Statement that will be filed with the Staff after 5:30 p.m. EST on May 28, 2019 (the "Subsequent Amendment").

COMMENT 23 - TOTAL RETURN INFORMATION

      Please disclose that the performance disclosed in the table set forth in the section entitled "Total Return Information" is based upon the Fund's performance while it was seeking to track its previous index and that its performance tracking the new index may vary.

RESPONSE TO COMMENT 23

      The Fund respectfully declines to revise the disclosure as it believes the footnote to the table, reproduced for the Staff's convenience below, adequately addresses the Staff's concern.

            (1) On _________, 2019, the Fund's underlying index changed from the Nasdaq CTA Smartphone Index(SM) to the Indxx 5G & NextG Thematic Index. Therefore, the Fund's performance and historical returns shown for the periods prior to _________, 2019, are not necessarily indicative of the performance that the Fund, based on its current index, would have generated. Because the Fund's new underlying index had an inception date of _________, 2019, performance information is not included above.

COMMENT 24 - TOTAL RETURN INFORMATION

      Given that the Fund has a unitary management fee, please consider the applicability of the following disclosure set forth as the third sentence of the section entitled "Total Return Information."

            The total returns would have been lower if certain fees had not been waived and expenses reimbursed by First Trust.

RESPONSE TO COMMENT 24

      Pursuant to the Staff's request, the referenced disclosure has been deleted.

COMMENT 25 - STATEMENT OF ADDITIONAL INFORMATION

      The sub-section entitled "Lending of Portfolio Securities" contains the following disclosure:

            In these loan arrangements, the Fund will receive collateral in the form of cash, U.S. government securities or other high-grade debt obligations ... (emphasis added)

      Please delete the referenced language. Staff guidance permits the use of cash, U.S. government securities and bank letters of credit for collateral.

RESPONSE TO COMMENT 25

      Pursuant to the Staff's request, the underlined disclosure has been revised to read "bank letters of credit" pursuant to The Adams Express Company no-action letter (File No. 811-2624, Oct. 20, 1979).

COMMENT 26 - STATEMENT OF ADDITIONAL INFORMATION

      Please consider revising the disclosure set forth in the section entitled "Creation and Redemption of Creation Unit Aggregations" to remove references to the Fund's ability to effectuate creations in cash, rather than in-kind.

RESPONSE TO COMMENT 26

      The Fund respectfully declines to revise the disclosure. Pursuant to the Fund's exemptive relief, it has the ability to conduct creations and redemptions in cash and thus believes that the referenced disclosure is applicable.

COMMENT 27 - EXHIBITS

      Please file the amended schedule A to the Fund's investment management agreement as an exhibit to the Registration Statement. In addition, please file the Subscription Agreement and Authorized Participant Agreements utilized by the Fund as an exhibit to the Registration Statement, pursuant to Securities Act Rule 483.

RESPONSE TO COMMENT 27

      Pursuant to the Staff's request, the Fund confirms that it will file the amended schedule to the Fund's investment management agreement as an exhibit to the Subsequent Amendment. With regard the Authorized Participant Agreements and Subscription Agreement, as a courtesy to the Staff, the Trust has previously filed a "Form Of" Authorized Participant Agreement and Subscription Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional agreements as neither the Fund nor the Trust are a party to such agreements. Additionally, Item 28(h) of Form N-1A requires material contracts not made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By: /s/Morrison C. Warren
                                                       -------------------------
                                                        Morrison C. Warren